18001324

SEC Mail Processing Section
FEB 27 2018
Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Feldstein Financial Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Seminary Avenue
(No. and Street)

Chester	**NJ**	**07930**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Feldstein **(908) 879-9559**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven Feldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feldstein Financial Group LLC, as of December 31, 2017, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

JOHN C. DOHERTY
NOTARY PUBLIC, State of New York
No. 01D05020932
Qualified in New York County
Certificate Filed in New York County
Commission Expires May 22, 2018

FELDSTEIN FINANCIAL GROUP, LLC

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017

FELDSTEIN FINANCIAL GROUP, LLC

AUDITED FINANCIAL STATEMENTS AT DECEMBER 31, 2017

TABLE OF CONTENTS

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Feldstein Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Feldstein Financial Group, LLC as of December 31, 2017, the related statements of operations, changes in member equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Feldstein Financial Group, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Feldstein Financial Group, LLC's management. Our responsibility is to express an opinion on Feldstein Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Feldstein Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Feldstein Financial Group, LLC's financial statements. The supplemental information is the responsibility of Feldstein Financial Group, LLC's management. Our audit procedures included determining whether the

supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Feldstein Financial Group, LLC's auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 20, 2018

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	3,629
Exempted Security		49,897
Prepaid Expenses		2,062
TOTAL ASSETS	$	55,588

LIABILITIES AND MEMBER EQUITY

LIABILITIES		
Accounts payable & accrued expenses	$	4,350
Due to Clearing Broker		2,465
MEMBER EQUITY		48,773
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	55,588

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Commission & service revenues	$ 597,709
Clerance charges	(72,671)
Net margin	525,038
General and administrative expenses:	
General administration	135,529
Total general and administrative expenses	135,529
Income from operations	389,509
Other income:	
Other income	345
Interest income	1,961
Net income before income tax provision	391,816
Provision for income taxes	-
Net income	$ 391,816

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31,2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 391,816
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Receivables from broker	$ 14,295	
Prepaid Expenses	$ (60)	
Exempted Securities	(49,897)	
Increase (decrease) in operating liabilities:		
Payable to Clearing Broker	2,465	
Accounts payable & accrued expenses	1,250	
TOTAL ADJUSTMENTS		(31,947)
NET CASH PROVIDED BY OPERATING ACTIVITIES		359,869
CASH FLOW FROM FINANCING ACTIVITIES:		
Contributions to Member's Equity	130,484	
Distributions paid to member	(487,154)	
NET CASH USED BY FINANCING ACTIVITIES		(356,670)
NET DECREASE IN CASH		3,199
CASH AT BEGINNING OF YEAR		430
CASH AT END OF YEAR		$ 3,629

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$ 0
Income taxes paid during the fiscal year	$ 0

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance at December 31, 2016	$ 13,627
Contributions to Member Equity	130,484
Distributions paid Member	(487,154)
Net income for the fiscal year	391,816
Balance at December 31, 2017	$ 48,773

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2017

CREDITS		
Member equity		$ 48,773
DEBITS		
Prepaid expense	$ 2,062	
TOTAL DEBITS		2,062
NET CAPITAL BEFORE HAIRCUTS		46,711
Haircut on Exempted Security		499
NET CAPITAL		46,212
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 41,212

AGGREGATE INDEBTEDNESS

Accrued expenses and other liabilities	$ 4,350
Due to Clearing Broker	2,465
TOTAL AGGREGATE INDEBTEDNESS	$ 6,815

Ratio of aggregate indebtedness to net capital 0.1475 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Feldstein Financial Group, LLC (the Company) is a privately held Limited Liability Company formed in New Jersey in 2002 for the purpose of conducting business as a securities broker/dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates-The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income -Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash-For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair-Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumption market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined is based on the lowest level input that is significant to the fair value measurement.

Cash, exempted security, prepaid expenses, accounts payable and accrued expenses, and due to clearing broker in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker

5. Related Party Transactions

The Company has executed an expense sharing agreement with a company related to the Company by common ownership, whereby the related company pays for certain allocated overhead costs.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $46,212 which exceeded the minimum requirement of $5,000 by $41,212. The Company's ratio of aggregate indebtedness to net capital was .1475 to 1

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report and found no material subsequent events reportable during this period.

FELDSTEIN FINANCIAL GROUP, LLC

EXEMPTION REPORT PURSANT TO RULE 17A-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to Be Made By Certain Broker Dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(ii).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(ii) throughout their most recent fiscal year ended December 31, 2017.

Feldstein Financial Group, LLC

I, Steven Feldstein, swear (or affirm) that, to my best knowledge and belief this Exemption Report is true and correct.

By: Steven Feldstein

Title: Managing Member

Date: December 31, 2017

See the report of independent registered public accounting firm.

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Feldstein Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Feldstein Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Feldstein Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Feldstein Financial Group, LLC stated that Feldstein Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Feldstein Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Feldstein Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 20, 2018

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
Feldstein Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Feldstein Financial Group, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Feldstein Financial Group, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Feldstein Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Feldstein Financial Group, LLC's management is responsible for Feldstein Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 20, 2018